Dreyfus
Stock Index Fund, Inc.

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Stock Index Fund, Inc. covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Thomas Durante.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Thomas Durante, Portfolio Manager

How did Dreyfus Stock Index Fund, Inc. perform relative to its benchmark?

For the six-month period ended June 30, 2004, Dreyfus Stock Index Fund, Inc. produced total returns of 3.33% for its Initial shares and 3.18% for its Service shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 3.44% for the same period.[2,3]

The U.S. stock market was sluggish during much of the reporting period, as the beneficial effects of rising corporate earnings were offset by concerns regarding higher short-term interest rates and renewed inflationary pressures. The difference between the fund's and S&P 500 Index's returns was primarily the result of transaction costs and other operating expenses that are not reflected in the performance of the S&P 500 Index.

What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index. To pursue this goal, the fund generally invests in all 500 stocks in proportion to their weightings in the S&P 500 Index. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 sectors and is dominated by large-cap, blue-chip stocks which, when combined, cover nearly 75% of the total U.S. market capitalization.

However, it is important to note that the S&P 500 Index is not composed of the 500 largest companies; rather, it is designed to capture the returns of many different sectors of the U.S. economy. Each stock is weighted by its market capitalization. Overall, larger companies have greater representation in the S&P 500 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

Dreyfus Stock Index Fund, Inc. uses a passive management approach; all investment decisions are made based on the fund's objective, which is to seek to match the performance of the S&P 500 Index. The fund does not attempt to manage market volatility.

What other factors influenced the fund's performance?

Stock prices rose only modestly during the first half of 2004 as investors grew increasingly concerned about the potential effects on corporate earnings of higher interest rates, renewed inflationary pressures and ongoing geopolitical instability. These concerns became more manifest in early April when the U.S. Department of Labor released statistics showing unexpected strength in labor markets and energy prices surged higher. In an effort to forestall a potential acceleration of inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates to 1.25% on June 30. However, the Fed's move was widely anticipated by investors in the weeks before it was formally implemented.

Despite the market's lackluster performance, the reporting period was characterized by a rotation in market leadership away from smaller, lower-quality businesses and toward larger, higher-quality companies with strong cash flows, healthy dividends and products that appeal to consumers and businesses in fast-growing markets worldwide. These types of stocks produced relatively strong returns during the reporting period, as evidenced by gains posted by such well-known multinational companies as Procter & Gamble, Gillette, PepsiCo, Colgate-Palmolive, Kimberly-Clark and Hershey Foods.

Property-and-casualty insurance companies, such as American International Group and Hartford Financial Services Group, also benefited from positive cash flows. Few major insurance claims since September 11, 2001, coupled with higher premiums, enabled these companies to post higher earnings.

Oil stocks made the largest positive contribution to the fund's returns. Crude oil prices reached record highs as a growing global economy produced rising demand for a limited supply of energy. Almost all of the energy-related stocks contained in the S&P 500 Index gained value during the reporting period.

On the other hand, media stocks generally hindered the fund's performance. Broadcasters and other entertainment-related business suffered amid lower advertising revenues and the emergence of technologies

that allow consumers to avoid commercials. Many advertisers have responded by purchasing banners and pop-up ads on popular Internet sites, such as Yahoo! and eBay, both of which are part of the S&P 500 Index and fared relatively well during the first half of 2004. Semiconductor stocks also lagged the averages, primarily due to the eroding effects on profits of costs associated with research and development activities and investments in new plants.

What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index. Accordingly, as of June 30, 2004, the percentage of the fund's assets invested in each industry closely approximated its representation in the S&P 500 Index. In our view, one of the greatest benefits of broadly diversified index funds is that they can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

July 15, 2004

The fund is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the fund directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Stock Index Fund, Inc. made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. The fund's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 180 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

3 *"Standard & Poor's," "S&P," "Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks–98.5%	Shares	Value ($)
Consumer Cyclical–9.3%		
Albertson's	142,542 [a]	3,783,065
AutoNation	103,600 [b]	1,771,560
AutoZone	32,200 [b]	2,579,220
Bed Bath & Beyond	116,500 [b]	4,479,425
Best Buy	125,750	6,380,555
Big Lots	44,700 [b]	646,362
Brunswick	36,700	1,497,360
CVS	153,990	6,470,660
Circuit City Stores–Circuit City Group	77,000	997,150
Cooper Tire & Rubber	28,700	660,100
Costco Wholesale	177,950	7,308,407
Dana	57,806	1,132,998
Darden Restaurants	62,400	1,282,320
Delphi	217,153	2,319,194
Delta Air Lines	48,300 [a,b]	343,896
Dillard's, Cl. A	32,400	722,520
Dollar General	127,762	2,499,025
Eastman Kodak	111,100	2,997,478
Eaton	58,400	3,780,816
Family Dollar Stores	66,450	2,021,409
Federated Department Stores	69,648	3,419,717
Ford Motor	709,653 [a]	11,106,069
Gap	348,889	8,460,558
General Motors	218,848 [a]	10,196,128
Genuine Parts	67,600	2,682,368
Harley-Davidson	114,400	7,085,936
Harrah's Entertainment	43,700	2,364,170
Hasbro	68,375	1,299,125
Hilton Hotels	148,650	2,773,809
Home Depot	861,594	30,328,109
International Game Technology	135,200	5,218,720
J.C. Penney	109,400	4,130,944
Johnson Controls	73,700	3,934,106
Jones Apparel Group	48,900	1,930,572
Kohl's	132,123 [b]	5,586,160
Kroger	287,848 [b]	5,238,834
Limited Brands	182,700	3,416,490

Common Stocks (continued)	Shares	Value ($)
Consumer Cyclical (continued)		
Liz Claiborne	43,000	1,547,140
Lowe's Cos.	304,710	16,012,510
Marriott International, Cl. A	87,700	4,374,476
Mattel	163,750	2,988,438
May Department Stores	112,700	3,098,123
Maytag	30,600	750,006
McDonald's	488,055	12,689,430
NIKE, Cl. B	102,350	7,753,012
Navistar International	27,100 b	1,050,396
Nordstrom	53,900	2,296,679
Office Depot	121,300 b	2,172,483
PACCAR	68,025	3,944,770
RadioShack	62,300	1,783,649
Reebok International	23,200	834,736
Safeway	172,969 b	4,383,034
Sears, Roebuck & Co.	82,500	3,115,200
Southwest Airlines	306,325	5,137,070
Staples	192,800	5,650,968
Starbucks	153,700 b	6,682,876
Starwood Hotels & Resorts Worldwide	80,200	3,596,970
TJX Cos.	191,850	4,631,259
Target	354,042	15,036,164
Tiffany & Co.	56,700	2,089,395
Toys R Us	82,900 b	1,320,597
V. F.	42,600	2,074,620
Visteon	50,159	585,356
Wal-Mart Stores	1,662,329	87,704,478
Walgreen	397,100	14,378,991
Wendy's International	44,200	1,539,928
Whirlpool	26,700	1,831,620
Winn-Dixie Stores	55,100 a	396,720
Yum! Brands	112,170	4,174,967
		388,471,396
Consumer Staples—8.1%		
Adolph Coors, Cl. B	14,450	1,045,313
Alberto-Culver, Cl. B	35,100	1,759,914
Altria Group	794,943	39,786,897

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Anheuser-Busch Cos.	311,750	16,834,500
Archer-Daniels-Midland	251,918	4,227,184
Avon Products	182,900	8,439,006
Brown-Forman, Cl. B	47,100	2,273,517
Campbell Soup	159,249	4,280,613
Clorox	82,250	4,423,405
Coca-Cola	944,042	47,655,240
Coca-Cola Enterprises	182,200	5,281,978
Colgate-Palmolive	206,250	12,055,312
ConAgra Foods	204,850	5,547,338
Fortune Brands	56,650	4,273,110
General Mills	146,500	6,963,145
Gillette	388,966	16,492,158
H.J. Heinz	136,500	5,350,800
Hershey Foods	100,578	4,653,744
International Flavors & Fragrances	36,600	1,368,840
Kellogg	159,200	6,662,520
Kimberly-Clark	194,366	12,804,832
McCormick & Co.	53,300	1,812,200
Newell Rubbermaid	106,471	2,502,069
Pactiv	59,350 [b]	1,480,189
Pepsi Bottling Group	99,850	3,049,419
PepsiCo	661,631	35,648,678
Procter & Gamble	996,400	54,244,016
R.J. Reynolds Tobacco Holdings	33,000 [a]	2,230,470
SUPERVALU	52,300	1,600,903
Sara Lee	306,298	7,041,791
Sysco	247,850	8,890,380
UST	64,200	2,311,200
Wm. Wrigley Jr.	87,100	5,491,655
		338,482,336
Energy−6.6%		
Amerada Hess	34,900	2,763,731
Anadarko Petroleum	97,651	5,722,349
Apache	126,100	5,491,655
BJ Services	62,400 [b]	2,860,416
Baker Hughes	129,070	4,859,486

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Burlington Resources	153,780	5,563,760
ChevronTexaco	414,768	39,033,816
ConocoPhillips	265,859	20,282,383
Devon Energy	92,950	6,134,700
Dynegy, Cl. A	146,900 b	625,794
EOG Resources	45,200	2,698,892
El Paso	248,436	1,957,676
Exxon Mobil	2,534,994	112,579,084
Halliburton	170,651 a	5,163,899
Kerr-McGee	58,000	3,118,660
KeySpan	62,050	2,277,235
Kinder Morgan	48,100	2,851,849
Marathon Oil	133,850	5,064,884
Nabors Industries	57,600 b	2,604,672
Nicor	17,100	580,887
NiSource	102,053	2,104,333
Noble	52,300 b	1,981,647
Occidental Petroleum	151,650	7,341,376
Peoples Energy	14,600	615,390
Rowan Cos.	41,000 b	997,530
Schlumberger	228,400	14,505,684
Sempra Energy	89,041	3,065,682
Sunoco	29,300	1,864,066
Transocean	124,362 b	3,599,036
Unocal	102,200	3,883,600
Valero Energy	49,900	3,680,624
Williams Cos.	201,471	2,397,505
		278,272,301
Health Care−13.0%		
Abbott Laboratories	604,576	24,642,518
Aetna	59,049	5,019,165
Allergan	50,900	4,556,568
AmerisourceBergen	43,509	2,600,968
Amgen	492,856 b	26,895,152
Anthem	53,700 a,b	4,809,372
Applera−Applied Biosystems Group	78,250	1,701,938
Bausch & Lomb	20,500	1,333,935

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Baxter International	237,550	8,197,850
Becton, Dickinson & Co.	98,200	5,086,760
Biogen Idec	131,692 [b]	8,329,519
Biomet	98,625	4,382,895
Boston Scientific	323,700 [b]	13,854,360
Bristol-Myers Squibb	753,628	18,463,886
C.R. Bard	40,400	2,288,660
Cardinal Health	166,825 [a]	11,686,091
Caremark Rx	177,300 [b]	5,840,262
Chiron	73,250 [a,b]	3,269,880
Eli Lilly & Co.	437,837	30,609,185
Express Scripts	30,200 [b]	2,392,746
Forest Laboratories	143,400 [b]	8,120,742
Genzyme	87,850 [b]	4,157,941
Guidant	121,545	6,791,935
HCA	188,185	7,826,614
Health Management Associates, Cl. A	94,200	2,111,964
Hospira	60,457 [b]	1,668,613
Humana	62,600 [b]	1,057,940
Johnson & Johnson	1,150,618	64,089,423
King Pharmaceuticals	93,600 [b]	1,071,720
Manor Care	34,500	1,127,460
McKesson	113,446	3,894,601
Medco Health Solutions	105,033 [b]	3,938,738
MedImmune	96,400 [b]	2,255,760
Medtronic	469,873	22,892,213
Merck & Co.	861,266	40,910,135
Millipore	19,100 [b]	1,076,667
Mylan Laboratories	104,100	2,108,025
Pfizer	2,957,679	101,389,236
Quest Diagnostics	40,100	3,406,495
Schering-Plough	570,551	10,543,782
St. Jude Medical	68,250 [b]	5,163,112
Stryker	155,100	8,530,500
Tenet Healthcare	180,450 [b]	2,419,835
Thermo Electron	64,200 [b]	1,973,508
UnitedHealth Group	238,700	14,859,075

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Waters	46,350 [b]	2,214,603
Watson Pharmaceuticals	42,200 [b]	1,135,180
WellPoint Health Networks	60,350 [b]	6,759,803
Wyeth	516,920	18,691,827
Zimmer Holdings	94,622 [b]	8,345,660
		546,494,817
Interest Sensitive—23.3%		
ACE	109,750	4,640,230
AFLAC	197,092	8,043,325
Allstate	272,375	12,679,056
Ambac Financial Group	42,044	3,087,711
American Express	495,273	25,447,127
American International Group	1,010,989	72,063,296
AmSouth Bancorporation	136,500 [a]	3,476,655
Aon	122,125	3,476,899
Apartment Investment & Management, Cl. A	36,500	1,136,245
BB&T	217,500	8,040,975
Bank of America	790,302	66,875,355
Bank of New York	301,332	8,883,267
Bank One	434,842	22,176,942
Bear Stearns Cos.	40,627	3,425,262
CIGNA	54,771	3,768,793
Capital One Financial	92,900	6,352,502
Charter One Financial	86,776	3,834,631
Charles Schwab	529,053	5,084,199
Chubb	73,500	5,011,230
Cincinnati Financial	65,252	2,839,767
Citigroup	2,004,518	93,210,087
Comerica	67,150	3,685,192
Countrywide Financial	108,249	7,604,492
E*TRADE Financial	141,600 [b]	1,578,840
Equity Office Properties Trust	156,400	4,254,080
Equity Residential	108,650	3,230,165
Fannie Mae	375,609	26,803,458
Federated Investors, Cl. B	41,900	1,271,246
Fifth Third Bancorp	218,134	11,731,247
First Horizon National	48,100	2,187,107

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Franklin Resources	96,900	4,852,752
Freddie Mac	266,815	16,889,389
General Electric	4,090,983	132,547,849
Golden West Financial	59,193	6,295,176
Goldman Sachs Group	187,050	17,612,628
H&R Block	67,800	3,232,704
Hartford Financial Services Group	113,150	7,777,931
Huntington Bancshares	88,938	2,036,680
J.P. Morgan Chase & Co.	807,168	31,293,903
Janus Capital Group	92,800	1,530,272
Jefferson-Pilot	54,225	2,754,630
KeyCorp	159,050	4,754,005
Lehman Brothers Holdings	107,350	8,078,088
Lincoln National	69,100	3,264,975
Loews	71,850	4,308,126
M & T Bank	45,900	4,007,070
MBIA	55,950	3,195,864
MBNA	495,282	12,773,323
MGIC Investment	38,300 [a]	2,905,438
Marsh & McLennan Cos.	202,858	9,205,696
Marshall & Ilsley	86,100	3,365,649
Mellon Financial	164,557	4,826,457
Merrill Lynch	372,531	20,109,223
MetLife	293,000	10,504,050
Morgan Stanley	426,076	22,484,031
National City	261,999	9,172,585
North Fork Bancorporation	67,000	2,549,350
Northern Trust	85,390	3,610,289
PNC Financial Services Group	109,323	5,802,865
Plum Creek Timber	71,050	2,314,809
Principal Financial Group	123,750	4,304,025
Progressive	84,282	7,189,255
ProLogis	70,300	2,314,276
Providian Financial	112,843 [b]	1,655,407
Prudential Financial	203,850	9,472,909
Regions Financial	85,078	3,109,601
SLM	170,100	6,880,545

Common Stocks (continued)	Shares	Value ($)
Interest Sensitive (continued)		
Safeco	53,950	2,373,800
Simon Property Group	80,700	4,149,594
SouthTrust	127,800	4,959,918
Sovereign Bancorp	118,500	2,618,850
St. Paul Travelers Cos.	258,543	10,481,333
State Street	130,250	6,387,460
SunTrust Banks	109,450	7,113,155
Synovus Financial	118,100	2,990,292
T. Rowe Price Group	49,100	2,474,640
Torchmark	43,100	2,318,780
U.S. Bancorp	734,654	20,247,064
Union Planters	73,700 [a]	2,196,997
UnumProvident	114,844	1,826,020
Wachovia	509,627	22,678,401
Washington Mutual	335,237	12,953,558
Wells Fargo	654,097	37,433,971
XL Capital, Cl. A	53,500	4,037,110
Zions Bancorporation	34,700	2,132,315
		974,254,464
Producer Goods & Services−9.9%		
Air Products & Chemicals	88,150	4,623,468
Alcoa	336,988	11,130,714
Allegheny Technologies	31,466	567,961
American Power Conversion	77,600	1,524,840
American Standard Cos.	83,400 [b]	3,361,854
Ashland	27,300	1,441,713
Avery Dennison	42,850	2,742,829
Ball	21,800	1,570,690
Bemis	41,400	1,169,550
Black & Decker	30,700	1,907,391
Boeing	326,844 [a]	16,698,460
Boise Cascade	34,000	1,279,760
Burlington Northern Santa Fe	143,725	5,040,436
CSX	83,200	2,726,464
Caterpillar	132,515	10,526,992
Centex	47,800	2,186,850
Cooper Industries, Cl. A	35,900	2,132,819

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Crane	23,075	724,324
Cummins	16,700	1,043,750
Deere & Co.	96,500	6,768,510
Dover	78,750	3,315,375
Dow Chemical	362,842	14,767,669
E. I. du Pont de Nemours	387,672	17,220,390
Eastman Chemical	30,000	1,386,900
Ecolab	99,600	3,157,320
Emerson Electric	163,490	10,389,789
Engelhard	48,200	1,557,342
FedEx	115,740	9,454,801
Fluor	32,200	1,534,974
Freeport-McMoRan Copper & Gold, Cl. B	68,600	2,274,090
General Dynamics	77,136	7,659,605
Georgia-Pacific	98,809	3,653,957
Goodrich	45,600	1,474,248
Goodyear Tire & Rubber	68,000 [a,b]	618,120
Great Lakes Chemical	19,700	533,082
Hercules	42,600 [b]	519,294
Honeywell International	332,837	12,191,819
ITT Industries	35,850	2,975,550
Illinois Tool Works	120,050	11,511,594
Ingersoll-Rand, Cl. A	67,200	4,590,432
International Paper	188,169	8,411,154
KB HOME	18,100	1,242,203
Leggett & Platt	74,400	1,987,224
Lockheed Martin	174,000	9,061,920
Louisiana-Pacific	42,200	998,030
Masco	169,800	5,294,364
MeadWestvaco	78,163	2,297,211
Molex	73,500	2,357,880
Monsanto	102,978	3,964,653
Newmont Mining	171,719	6,655,828
Norfolk Southern	151,950	4,029,714
Northrop Grumman	139,326	7,481,806
Nucor	30,600	2,348,856
PPG Industries	66,533	4,157,647

Common Stocks (continued)	Shares	Value ($)
Producer Goods & Services (continued)		
Pall	48,501	1,270,241
Parker-Hannifin	46,350	2,755,971
Phelps Dodge	36,233	2,808,420
Praxair	126,000	5,028,660
Pulte Homes	49,100	2,554,673
Raytheon	173,550	6,207,884
Rockwell Automation	72,100	2,704,471
Rockwell Collins	68,750	2,290,750
Rohm & Haas	86,856	3,611,472
Sealed Air	32,712 [b]	1,742,568
Sherwin-Williams	55,500	2,306,025
Sigma-Aldrich	26,800 [a]	1,597,548
Snap-On	22,550	756,553
Stanley Works	31,700 [a]	1,444,886
3M	303,198	27,290,852
Temple-Inland	21,500	1,488,875
Textron	53,300	3,163,355
Thomas & Betts	22,800	620,844
Tyco International	777,306	25,759,921
Union Pacific	100,428	5,970,445
United Parcel Service, Cl. B	436,850	32,838,014
United States Steel	43,900	1,541,768
United Technologies	199,241	18,226,567
Vulcan Materials	39,600	1,882,980
W.W. Grainger	35,200	2,024,000
Weyerhaeuser	93,500	5,901,720
Worthington Industries	33,600	689,808
		414,723,487
Services−6.7%		
ALLTEL	119,400	6,044,028
AT&T Wireless Services	1,057,174 [b]	15,138,732
Affiliated Computer Services, Cl. A	52,700 [a,b]	2,789,938
Allied Waste Industries	123,000 [b]	1,621,140
Apollo Group, Cl. A	68,450 [b]	6,043,450
Automatic Data Processing	228,878	9,585,411
Carnival	245,224	11,525,528
Cendant	395,398	9,679,343

Common Stocks (continued)	Shares	Value ($)
Services (continued)		
Cintas	66,400 a	3,165,288
Clear Channel Communications	238,147	8,799,532
Comcast, Cl. A	869,163 b	24,362,639
Computer Sciences	72,700 b	3,375,461
Convergys	55,502 b	854,731
Deluxe	19,300	839,550
Dow Jones & Co.	31,700	1,429,670
Electronic Data Systems	187,750	3,595,412
Equifax	53,050	1,312,988
First Data	338,182	15,055,863
Fiserv	75,582 b	2,939,384
Gannett	105,588	8,959,142
IMS Health	91,050	2,134,212
Interpublic Group of Companies	162,350 a,b	2,229,066
Knight-Ridder	30,494	2,195,568
McGraw-Hill Cos.	73,850	5,654,694
Meredith	19,500	1,071,720
Monster Worldwide	45,400 b	1,167,688
Moody's	58,050	3,753,513
NEXTEL Communications, Cl. A	430,150 b	11,467,799
New York Times, Cl. A	57,600	2,575,296
Omnicom Group	73,280	5,561,219
Paychex	146,375	4,959,185
R. R. Donnelley & Sons	84,250	2,781,935
Robert Half International	66,500	1,979,705
Ryder System	25,400	1,017,778
SunGard Data Systems	112,500 b	2,925,000
Time Warner	1,767,268 b	31,068,571
Tribune	127,030	5,784,946
Unisys	129,200 b	1,793,296
Univision Communications, Cl. A	125,400 b	4,004,022
Viacom, Cl. B	671,553	23,987,873
Walt Disney	795,409	20,274,975
Waste Management	225,022	6,896,924
		282,402,215

Common Stocks (continued)	Shares	Value ($)
Technology—16.6%		
ADC Telecommunications	313,500 b	890,340
Adobe Systems	92,550	4,303,575
Advanced Micro Devices	137,100 a,b	2,179,890
Agilent Technologies	186,662 b	5,465,463
Altera	145,100 b	3,224,122
Analog Devices	145,700	6,859,556
Andrew	62,250 b	1,245,622
Apple Computer	147,300 b	4,793,142
Applied Materials	653,400 b	12,819,708
Applied Micro Circuits	120,800 b	642,656
Autodesk	44,000 a	1,883,640
Avaya	171,964 b	2,715,312
BMC Software	86,400 b	1,598,400
Broadcom, Cl. A	121,758 b	5,694,622
CIENA	220,000 b	818,400
Cisco Systems	2,620,818 b	62,113,386
Citrix Systems	66,000 b	1,343,760
Computer Associates International	226,675	6,360,500
Compuware	149,700 b	988,020
Comverse Technology	75,800 b	1,511,452
Corning	531,898 b	6,946,588
Danaher	119,400	6,190,890
Dell	977,912 b	35,028,808
EMC	947,320 b	10,799,448
eBay	254,800 b	23,428,860
Electronic Arts	117,300 b	6,398,715
Gateway	144,300 b	649,350
Gilead Sciences	84,900 b	5,688,300
Hewlett-Packard	1,181,956	24,939,272
Intel	2,507,010	69,193,476
International Business Machines	653,268	57,585,574
Intuit	74,250 b	2,864,565
JDS Uniphase	558,200 a,b	2,115,578
Jabil Circuit	77,800 b	1,959,004
KLA-Tencor	76,200 a,b	3,762,756

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
LSI Logic	148,100 b	1,128,522
Lexmark International	50,350 b	4,860,285
Linear Technology	119,950	4,734,426
Lucent Technologies	1,661,185 b	6,279,279
Maxim Integrated Products	124,950	6,549,879
Mercury Interactive	35,736 a,b	1,780,725
Micron Technology	236,650 b	3,623,111
Microsoft	4,184,096	119,497,782
Motorola	908,594	16,581,840
NCR	36,700 b	1,819,953
NVIDIA	64,300 b	1,318,150
National Semiconductor	139,100 b	3,058,809
Network Appliance	134,700 b	2,900,091
Novell	149,900 b	1,257,661
Novellus Systems	57,300 b	1,801,512
Oracle	2,013,620 b	24,022,487
PMC-Sierra	68,500 b	982,975
Parametric Technology	103,900 b	519,500
PeopleSoft	141,450 b	2,616,825
PerkinElmer	49,468	991,339
Pitney Bowes	89,600	3,964,800
Power-One	32,400 b	355,752
QLogic	36,100 b	959,899
QUALCOMM	314,000	22,915,720
Sabre Holdings	53,910	1,493,846
Sanmina-SCI	201,872 b	1,837,035
Scientific-Atlanta	59,400	2,049,300
Siebel Systems	194,851 b	2,081,009
Solectron	372,700 b	2,411,369
Sun Microsystems	1,289,184 b	5,595,059
Symantec	120,900 b	5,293,002
Symbol Technologies	90,850	1,339,129
Tektronix	32,800	1,115,856
Tellabs	161,200 a,b	1,408,888
Teradyne	75,200 b	1,707,040
Texas Instruments	670,948	16,223,523
VERITAS Software	167,368 b	4,636,094

Common Stocks (continued)	Shares	Value ($)
Technology (continued)		
Xerox	310,166 [b]	4,497,407
Xilinx	134,500	4,480,195
Yahoo!	521,976 [b]	18,963,388
		694,656,212
Utilities−5.0%		
AES	247,000 [b]	2,452,710
AT&T	307,718	4,501,914
Allegheny Energy	49,200 [a,b]	758,172
Ameren	70,800	3,041,568
American Electric Power	153,350	4,907,200
BellSouth	711,001	18,642,446
CMS Energy	63,400 [b]	578,842
Calpine	161,215 [a,b]	696,449
CenterPoint Energy	119,039	1,368,949
CenturyTel	53,850	1,617,654
Cinergy	69,700	2,648,600
Citizens Communications	111,400 [b]	1,347,940
Consolidated Edison	93,400 [a]	3,713,584
Constellation Energy Group	65,350	2,476,765
DTE Energy	67,250	2,726,315
Dominion Resources	126,593	7,985,486
Duke Energy	354,576 [a]	7,194,347
Edison International	126,300	3,229,491
Entergy	89,250	4,998,892
Exelon	256,200	8,528,898
FPL Group	71,650	4,582,018
FirstEnergy	127,833	4,782,233
PG&E	162,450 [a,b]	4,538,853
PPL	68,950	3,164,805
Pinnacle West Capital	35,400	1,429,806
Progress Energy	95,585	4,210,519
Public Service Enterprise Group	91,750	3,672,753
Qwest Communications International	691,661 [b]	2,483,063
SBC Communications	1,283,695	31,129,604
Southern	285,810	8,331,361
Sprint (FON Group)	552,891	9,730,882
TECO Energy	73,000	875,270

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
TXU	125,530	5,085,220
Verizon Communications	1,073,787	38,860,352
Xcel Energy	154,775	2,586,290
		208,879,251
Total Common Stocks		
(cost $3,380,584,975)		**4,126,636,479**

Short-Term Investments−1.6%	Principal Amount ($)	Value ($)
Repurchase Agreement−1.3%		
Greenwich Capital Markets, Tri-Party Repurchase Agreement, 1.25%, dated 6/30/2004, due 7/1/2004 in the amount of $52,901,837 (fully collateralized by $55,655,000 Federal Home Loan Mortgage Corp., 3.375%, 4/15/2009, value $53,959,261)	52,900,000	**52,900,000**
U.S. Treasury Bills−.3%		
.92%, 7/1/2004	5,000,000	5,000,000
.92%, 7/8/2004	200,000 c	199,960
.95%, 7/15/2004	1,500,000 c	1,499,310
1.24%, 9/9/2004	3,000,000 c	2,992,830
1.19%, 9/16/2004	5,000,000 c	4,986,700
		14,678,800
Total Short-Term Investments		
(cost $67,579,426)		**67,578,800**

Investment of Cash Collateral for Securities Loaned−1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $53,976,827)	53,976,827 d	**53,976,827**

Total Investments (cost $3,502,141,228)	**101.4%**	**4,248,192,106**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(58,526,392)**
Net Assets	**100.0%**	**4,189,665,714**

[a] *All or a portion of these securities are on loan. At June 30 2004, the total market value of the fund's securities on loan is $56,242,008 and the total market value of the collateral held by the fund is $58,885,127, consisting of cash collateral of $53,976,827 and letter of credit valued at $4,908,300.*

[b] *Non-income producing.*

[c] *Partially held by the broker in a segregated account as collateral for open financial futures positions.*

[d] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2004 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2004 ($)
Financial Futures Long				
Standard & Poor's 500	223	63,577,300	September 2004	**460,991**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–		
See Statement of Investments (including securities on loan, valued at $56,242,008)–Note 1(b,d):		
Unaffiliated issuers	3,448,164,401	4,194,215,279
Affiliated issuers	53,976,827	53,976,827
Cash		1,103,372
Dividends and interest receivable		4,653,071
Receivable for shares of Common Stock subscribed		530,556
Receivable for futures variation margin–Note 4		297,637
Prepaid expenses		66,176
		4,254,842,918
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		913,879
Liability for securities on loan–Note 1(b)		53,976,827
Payable for investment securities purchased		9,047,091
Payable for shares of Common Stock redeemed		1,086,059
Accrued expenses		153,348
		65,177,204
Net Assets ($)		**4,189,665,714**
Composition Net Assets ($):		
Paid-in capital		3,855,569,233
Accumulated undistributed investment income–net		994,880
Accumulated net realized gain (loss) on investments		(413,410,268)
Accumulated net unrealized appreciation (depreciation) on investments (including $460,991 net unrealized appreciation on financial futures)		746,511,869
Net Assets ($)		**4,189,665,714**

Net Asset Value Per Share	Initial Shares	Service Shares
Net Assets ($)	3,790,054,312	399,611,402
Shares Outstanding	129,917,006	13,711,191
Net Asset Value Per Share ($)	**29.17**	**29.14**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	33,209,542
Interest	321,381
Income from securities lending	43,282
Total Income	**33,574,205**
Expenses:	
Management fee–Note 3(a)	5,024,725
Distribution fees (Service Shares)–Note 3(b)	421,252
Directors' fees and expenses–Note 3(d)	49,333
Professional fees	48,254
Prospectus and shareholders' reports	48,095
Shareholder servicing costs (Initial Shares)–Note 3(c)	30,783
Loan commitment fees–Note 2	15,641
Registration fees	2,760
Miscellaneous	62,703
Total Expenses	**5,703,546**
Investment Income–Net	**27,870,659**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(3,036,015)
Net realized gain (loss) on financial futures	5,451,133
Net Realized Gain (Loss)	**2,415,118**
Net unrealized appreciation (depreciation) on investments [including ($3,725,309) net unrealized (depreciation) on financial futures]	102,625,159
Net Realized and Unrealized Gain (Loss) on Investments	**105,040,277**
Net Increase in Net Assets Resulting from Operations	**132,910,936**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income−net	27,870,659	51,728,702
Net realized gain (loss) on investments	2,415,118	(45,864,286)
Net unrealized appreciation (depreciation) on investments	102,625,159	872,993,195
Net Increase (Decrease) in Net Assets Resulting from Operations	**132,910,936**	**878,857,611**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(25,430,217)	(49,118,186)
Service shares	(2,004,625)	(2,060,765)
Total Dividends	**(27,434,842)**	**(51,178,951)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Initial shares	188,965,502	448,226,416
Service shares	156,683,171	187,041,841
Dividends reinvested:		
Initial shares	25,430,217	49,118,186
Service shares	2,004,625	2,060,765
Cost of shares redeemed:		
Initial shares	(293,504,912)	(603,645,534)
Service shares	(50,267,289)	(27,659,308)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**29,311,314**	**55,142,366**
Total Increase (Decrease) in Net Assets	**134,787,408**	**882,821,026**
Net Assets ($):		
Beginning of Period	4,054,878,306	3,172,057,280
End of Period	**4,189,665,714**	**4,054,878,306**
Undistributed investment income−net	994,880	747,863

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Initial Shares		
Shares sold	6,536,436	18,189,464
Shares issued for dividends reinvested	877,430	1,960,120
Shares redeemed	(10,185,363)	(25,097,640)
Net Increase (Decrease) in Shares Outstanding	**(2,771,497)**	**(4,948,056)**
Service Shares		
Shares sold	5,407,976	7,450,896
Shares issued for dividends reinvested	69,174	81,007
Shares redeemed	(1,735,838)	(1,071,541)
Net Increase (Decrease) in Shares Outstanding	**3,741,312**	**6,460,362**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Initial Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	28.43	22.47	29.36	34.00	38.45	32.52
Investment Operations:						
Investment income–net [a]	.20	.37	.34	.34	.35	.40
Net realized and unrealized gain (loss) on investments	.74	5.96	(6.89)	(4.48)	(3.88)	6.24
Total from Investment Operations	.94	6.33	(6.55)	(4.14)	(3.53)	6.64
Distributions:						
Dividends from investment income–net	(.20)	(.37)	(.34)	(.34)	(.35)	(.38)
Dividends from net realized gain on investments	–	–	–	(.16)	(.57)	(.33)
Total Distributions	(.20)	(.37)	(.34)	(.50)	(.92)	(.71)
Net asset value, end of period	29.17	28.43	22.47	29.36	34.00	38.45
Total Return (%)	3.33[b]	28.36	(22.36)	(12.18)	(9.28)	20.60
Ratios/ Supplemental Data (%):						
Ratio of expenses to average net assets	.13[b]	.28	.27	.26	.26	.26
Ratio of net investment income to average net assets	.68[b]	1.52	1.33	1.09	.95	1.13
Portfolio Turnover Rate	.76[b]	2.80	6.05	4.03	4.97	2.64
Net Assets, end of period ($ x 1,000)	3,790,054	3,771,728	3,093,295	4,392,178	5,134,195	5,229,706

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,			
		2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	28.40	22.44	29.33	34.00	34.00
Investment Operations:					
Investment income–net	.16[b]	.32[b]	.29[b]	.24[b]	–
Net realized and unrealized gain (loss) on investments	.74	5.93	(6.89)	(4.48)	–
Total from Investment Operations	.90	6.25	(6.60)	(4.24)	–
Distributions:					
Dividends from investment income–net	(.16)	(.29)	(.29)	(.27)	–
Dividends from net realized gain on investments	–	–	–	(.16)	–
Total Distributions	(.16)	(.29)	(.29)	(.43)	–
Net asset value, end of period	29.14	28.40	22.44	29.33	34.00
Total Return (%)	3.18[c]	28.05	(22.55)	(12.46)	–
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.25[c]	.53	.51	.57	–
Ratio of net investment income to average net assets	.57[c]	1.27	1.19	.83	–
Portfolio Turnover Rate	.76[c]	2.80	6.05	4.03	4.97
Net Assets, end of period ($ x 1,000)	399,611	283,150	78,762	26,461	1

[a] *The fund commenced offering Service shares on December 31, 2000.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Stock Index Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, that is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of life insurance companies. The fund's investment objective is to match the total return of the Standard and Poor's 500 Composite Stock Price Index. The Dreyfus Corporation ("Dreyfus") serves as the fund's manager and Mellon Equity Associates ("Mellon Equity"), an affiliate of Dreyfus, serves as the fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue 400 million shares of $.001 par value Common Stock in each of the following classes of shares: Initial shares (250 million shares authorized) and Service shares (150 million shares authorized). Initial shares are subject to a shareholder services fee and Service shares are subject to a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution plan and shareholder services plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When markets quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex–dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis.

The fund may lend securities to qualified institutions. At originations, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Repurchase agreements: The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. Dreyfus, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $337,068,518 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $309,578,875 of the carryover expires in fiscal 2010 and $27,489,643 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003, was as follows: ordinary income $51,178,951. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee, Index Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement with Dreyfus, the management fee is computed at the annual rate of .245 of 1% of the value of the fund's average daily net assets, and is payable monthly. Dreyfus has agreed to pay Mellon Equity a monthly index-management fee at the annual rate of .095 of 1% of the value of the fund's average daily net assets. Dreyfus has undertaken from January 1, 2004 until such time as they give shareholders at least 180 days notice to the contrary that if any full fiscal year the fund's aggregate expenses exclusive of brokerage commissions, Rule 12b-1 fees, transaction fees and extraordinary expenses, exceed an annual rate of .40 of 1% of the fund's average daily net assets, the fund may deduct from the payments to be made to Dreyfus, or Dreyfus will bear, such excess expense. During the period ended June 30, 2004, there was no expense reimbursement pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides payments to be made at an annual rate of .25 of 1% of the value of the Service shares average daily net assets. The Distributor may make payments to Participating Insurance Companies and brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2004, Service shares were charged $421,252 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Initial shares reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the Initial shares' average daily net assets for certain allocated expenses with respect to servicing and/or maintaining Initial shares shareholder accounts.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $551 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $833,817, Rule 12b-1 distribution plan fees $78,860, shareholder services plan fees $1,000 and transfer agency per account fees $202.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended June 30, 2004, amounted to $132,325,469 and $30,890,737, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2004 are set forth in the Statement of Financial Futures.

At June 30, 2004, accumulated net unrealized appreciation on investments was $746,050,878, consisting of $1,189,192,089 gross unrealized appreciation and $443,141,211 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Stock Index Fund, Inc.

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Index Fund Manager

Mellon Equity Associates
500 Grant Street
Pittsburgh, PA 15258

Custodian

Boston Safe Deposit and Trust Company
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies
and procedures that the fund
uses to determine how to
vote proxies relating to
portfolio securities is
available, without charge,
by calling the telephone
number listed above, or by
visiting the SEC's website at
http://www.sec.gov

0763SA0604